                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. CRAYFISH ANNOUNCES OPERATING RESULTS FOR THE 3RD QUARTER ENDED JUNE 30, 2003 OF THE FISCAL YEAR ENDING SEPTEMBER 30, 2003. PRESS RELEASE DATED AUGUST 8, 2003.

2. NOTICE OF REDUCTION OF PAID-IN CAPITAL [ENGLISH TRANSLATION]. NOTICE TO SHAREHOLDERS PUBLISHED ON AUGUST 8, 2003.

3. NOTICE OF REDUCTION OF ADDITIONAL PAID-IN CAPITAL [ENGLISH TRANSLATION]. NOTICE TO SHAREHOLDERS PUBLISHED ON AUGUST 8, 2003.

4. CRAYFISH ANNOUNCES OPERATING RESULTS FOR NINE MONTHS ENDED JUNE 30, 2003 OF THE FISCAL YEAR ENDING SEPTEMBER 30, 2003. [ENGLISH TRANSLATION] PRESS RELEASE DATED AUGUST 8, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: August 8, 2003

[CRAYFISH LOGO]

                                                                CONTACT IN JAPAN

                                                              Crayfish Co., Ltd.
                                                                 Kazuhiko Muraki
                                                         Chief Executive Officer
                                                               ir@crayfish.co.jp
                                                                 +81-3-5957-0644

            CRAYFISH ANNOUNCES OPERATING RESULTS FOR THE 3RD QUARTER
                             ENDED JUNE 30, 2003 OF
                THE FISCAL YEAR ENDING SEPTEMBER 30, 2003 (FY03)


Tokyo/New York, August 8, 2003 - Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS:
4747) (hereinafter "Crayfish" or the "Company"), a provider of e-mail hosting services (trademark "DESKWING") and other Internet-related services for small and medium-sized enterprises, today announced the results of its operations for the 3rd quarter ended June 30, 2003. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.



3Q/FY03 Financial Highlights


For the three months ended June 30, 2003 and 2002

                                                                (JPY)              (JPY)              (US $)
                                                              3Q/FY03            3Q/FY02             3Q/FY03
                                                            ----------          --------             --------
  REVENUE                                                         403                636               3,358
  INCOME FROM OPERATIONS                                          135                286               1,127
  NET (LOSS) INCOME                                              (642)               278              (5,357)
                                                                 ----                ---              ------
  NET INCOME (LOSS)  PER SHARE -   BASIC                   (62,544.02)         27,148.39             (521.77)
                             -  DILUTED                             -          27,135.16                   -


Notes:

1.   In millions of yen and thousands of U.S. dollars except per share data.

2. U.S. dollar amounts have been translated at the rate of JPY 119.87 =US$1, the spot rate of the Federal Reserve Bank in the U.S. on June 30, 2003.

3Q /FY03 IN REVIEW


HIGHLIGHTS OF THE COMPANY'S OPERATING RESULTS AND ACTIVITIES DURING 3Q/FY03 ARE AS FOLLOWS:

o    SETTLEMENT OF U.S. CLASS ACTIONS

o    CASH DISTRIBUTION IN CONNECTION WITH CAPITAL REDUCTION

o    CONSIDERATION OF DELISTING OF ADRS AND TERMINATION OF ADR PROGRAM

o    DECLINING DESKWING SUBSCRIBER CANCELLATIONS


SETTLEMENT OF U.S. CLASS ACTIONS
As announced in its press release of June 7, 2003, Crayfish has entered into a memorandum of understanding regarding settlement of pending U.S. class action lawsuits singed by all parties to litigation. The defendants in the class actions -- Crayfish, Hikari Tsushin, and Isao Matsushima, the Company's CEO at the time of the Company's public offering -- have reached a settlement agreement with the plaintiffs to settle all pending class actions for a cash payment of US$9,000,000. Of the US$9,000,000 amount to be paid, US$6,625,000 (JPY782,081 thousand) is to be paid by the Company, and has since been deposited by the Company in an escrow account pending court approval of the settlement. The Company recorded this amount as an expense in the third quarter ended June 30, 2003.

CASH DISTRIBUTION IN CONNECTION WITH CAPITAL REDUCTION
On June 20, 2003, the Company's Board of Directors approved a special distribution to shareholders in connection with a capital reduction to be made in accordance with procedures under Japanese Commercial Code and subject to shareholder approval at an extraordinary shareholders' meeting on July 31, 2003. The shareholders subsequently met and approved the Board of Director's plan for a special distribution at the extraordinary shareholders' meeting.

The special distribution is in the aggregate amount of JPY14,375,200 thousand, or approximately JPY2,800 per ADR or JPY1,400,000 per share. The special distribution is payable to ADR holders of record on August 15, 2003 and will not trade ex-dividend until the day after the payment date. In accordance with Japanese practice, the date of the payment of the special distribution has not been determined at this time but is not expected until after the end of September 2003 and will be announced separately. ADR holders will receive payment of their special distribution through The Bank of New York.

DELISTING OF ADRS AND TERMINATION OF ADR PROGRAM
As announced in its press release of June 20, 2003, Crayfish's Board of Directors are considering a possible future delisting of Crayfish's ADRs from NASDAQ as well as the possible the termination of its ADR program. These measures, if pursued by the Company, are not expected to affect the continued listing of Crayfish's share on the MOTHERS exchange in Tokyo.

DECLINE IN DESKWING SUBSCRIBER CANCELLATIONS
During 3Q/FY 2003, the Company acquired a total of 83 new DESKWING subscribers, a decrease of 48.1% from 160 in 3Q/FY 2002 and an increase of 40.7% from 59 in 2Q/FY 2003. Cancellations during 3Q/FY 2003 declined to 844, a decrease of 75.2% from 3,408 in 3Q/FY2002 and 31.4% from 1,230 in 2Q/FY 2003.

                                    3QFY03       2Q/FY03        1Q/FY03         4Q/FY02        3Q FY02
                                    ------       -------        -------         -------        -------
        New                            83            59              54             90             160
        Cancelled                     844         1,230           2,202          2,999           3,408
        Quarter-End Balance         8,784         9,545          10,716         12,864          15,773



UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2003

*(symbol)Results for 3Q/FY03 (presentation slides) will be available on the Company's website (http://www.crayfish.co.jp/eng/ir.html) from August 12, 2003. In addition, the Company will hold an earnings call in the morning (United States, EST) on the same day regarding results for 3Q/FY03 and the Company's mid-term and long-term strategy. If you would like to join the call, please e-mail to ir@crayfish.co.jp and include the words "Earnings Call" in the e-mail message subject header.

REVENUE
In 3Q/FY03, revenue from third parties was 334 million, a decrease of 47.5% from JPY 636 million in 3Q/FY02 and 5.4% from JPY 353 million in 2Q/FY03. The decline in revenue from third parties is mainly due to the decline in revenue from DESKWING.

Revenue from related parties was JPY 68 million in 3Q/FY03, a decrease of 18.1% from JPY 83 million in 2Q/FY03. There was no revenue from related parities in 3Q/FY02. The decrease in the revenue from related parities is mainly attributable to the decrease in the sales of software.

COSTS OF REVENUE
Cost of revenue increased 6.5% to JPY 147 million in 3Q/FY03 from JPY 138 million in 3Q/FY02 and decreased 9.3% from JPY 162 million in 2Q/FY03. The decrease in the cost of revenue from 2Q/FY03 to 3Q/FY03 is mainly attributable to the decrease in the sales of software. The increase of cost of revenue from 3Q/FY02 to 3Q/FY03 is mainly attributable to costs related to software sales and to outsourcing certain DESKWING operations to Global Media Online Inc., as announced on August 20, 2002.

GROSS PROFIT
The Company recorded a gross profit of JPY 256 million in 3Q/FY03, a 48.6% decrease from JPY 498 million in 3Q/FY02 and 6.9% decrease from JPY 275 in 2Q/FY03, due primarily to a decrease in revenue from the prior periods. The gross profit margin for 3Q/FY03 was 63.5%, and compares with gross profit margins of 78.3% in 3Q/FY02 and 62.9% in 2Q/FY03. The decrease in gross profit margin from 3Q/FY02 is due to an increase in software sales, while the increase in gross profit margin versus 2Q/FY03 was due to a decrease in software sales.

OPERATING EXPENSES
Total operating expense decreased 42.9% to JPY 121 million in 3Q/FY03 from JPY 212 million in 3Q/FY02, and decreased 10.4% from JPY 135 million in 2Q/FY03. The decrease is mainly attributable to declines in SG&A expense and net gain on disposal of property and equipment.

Selling, general and administrative expense (SG&A) decreased to JPY 118 million in 3Q/FY03, down 40.4% from JPY 198 million in 3Q/FY02 and down 6.3% from JPY 126 million in 2Q/FY03. The decrease in SG&A expense from 3Q/FY02 to 3Q/FY03 is mainly due to outsourcing call-center operations to CalltoWeb, Inc, and decline in depreciation in connection with the sales of fixed assets, as were announced on November 14, 2002.

INCOME FROM OPERATIONS
As a result of the aforementioned factors, the Company recorded an income from operation of JPY 135 million in 3Q/FY03. This figure compares with income of JPY 286 million in 3Q/FY02 and of JPY 140 million in 2Q/FY03. The 52.8% decline in income from operations from 3Q/FY02 to 3Q/FY03 is attributable to a decrease in revenue.

NET INCOME
 In 3Q/FY03, the Company posted net loss of JPY 642 million. The net loss is mainly due to expenses made in provision for litigation settlement. This figure compares with net income of JPY 278 million in 3Q/FY02 and JPY 147 million in 2Q/FY03.


BUSINESS OUTLOOK
The Company will continue to aim to achieve positive results by operational improvements, strengthening marketing and providing products and services to address the needs of small and medium sized enterprises in Japan.

The Company will continue to aim to stabilize profit by declining cancellation rate in result of higher customer satisfaction level in server business including DESKWING. The Company will continue to expand software business by marketing and providing products and services in software business. For Internet advertising space business, the Company will aim to expand profit by increase the number of partners, providing Internet advertising spaces. By the above strategies and company forecast.

By the above strategy, and taking into consideration the litigation settlement fees and capital reduction, the Company forecasts JPY 1,700 million of total revenue, JPY 580 million of ordinary income, and JPY 240 million of net loss for Fiscal Year 2003 in accordance with Japan GAAP. There is no material difference between Japan GAAP and the U.S. GAAP in accounting treatment applied to financial projections of the Company.



COMPANY INFORMATION
The Company was incorporated in Japan on October 16, 1995 for the purpose of engaging in business related to information technology. The Company's main operation is to provide e-mail hosting services (trademark "DESKWING") to small and medium-sized enterprises. DESKWING hosting service provides customers with e-mail addresses with their own domain extensions.

CORPORATE HEADQUARTERS:
Crayfish Co., Ltd.
9F, Ikebukuro Park Bldg.2-49-7
Minami Ikebukuro
Toshima-ku, Tokyo 171-0022 Japan
Tel: 81-3-5954-7555

SAFE HARBOR
This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, (i) competition from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operating history; (iii) failure to maintain the reliability and security of its services; (iv) Crayfish's ability to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services; (vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish;
(viii) an unforeseen change in the technology underlying its products and services; and (ix) market acceptance of new products and services.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

[CRAYFISH LOGO]
                               CRAYFISH CO., LTD.
                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                          JUNE 30, 2003          JUNE 30, 2002   SEPTEMBER 30, 2002
                                                                           (UNAUDITED)            (UNAUDITED)         (AUDITED)
                                                                   -------------------------     -------------   ------------------
                                                                      US$            JPY             JPY               JPY
                                                                   -------        ----------     -------------   ------------------
                                                                   (NOTE3)
ASSETS
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS....................................    135,525        16,245,341      16,116,399        16,412,076
  TIME DEPOSIT IN BANKS........................................      1,668           200,000         200,000           200,000
  RESTRICTED CASH..............................................         --                --          15,000                --
  ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS..        281            33,644          30,522            14,751
  ACCOUNTS RECEIVABLE DUE FROM RELATED PARTIES.................        430            51,562              --            21,436
  DEPOSIT PAID FOR LITIGATION SETTLEMENT.......................      6,524           782,081              --                --
  PREPAID EXPENSE AND OTHER CURRENT ASSETS.....................        378            45,314          71,588            61,017
                                                                   -------        ----------      ----------        ----------
      TOTAL CURRENT ASSETS.....................................    144,806        17,357,942      16,433,509        16,709,280
                                                                   -------        ----------      ----------        ----------

PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION........        204            24,438         214,059           159,390
DEPOSITS PAID FOR RENTAL OFFICES...............................          4               500           5,978             4,630
DEPOSITS PAID FOR RENTAL OFFICES DUE FROM RELATED PARTIES......         15             1,789          23,562            24,751
OTHER ASSETS...................................................          3               375             764            16,851
                                                                   -------        ----------      ----------        ----------
      TOTAL ASSETS.............................................    145,032        17,385,044      16,677,872        16,914,902
                                                                   =======        ==========      ==========        ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  CURRENT PORTION OF LONG-TERM DEBT............................         --                --             148                --
  ACCOUNTS PAYABLE.............................................      1,281           153,514          42,136            74,160
  ACCOUNTS PAYABLE DUE TO RELATED PARTIES......................         35             4,211          10,531             9,110
  ALLOWANCE FOR LITIGATION SETTLEMENT..........................      6,524           782,081              --                --
  CONSUMPTION TAX PAYABLE......................................         --                --              --            88,819
  DEFERRED INITIAL CONTRACT FEES...............................          5               573           4,731             4,004
  ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES............        280            33,657         110,869            22,009
                                                                   -------        ----------      ----------        ----------
      TOTAL CURRENT LIABILITIES................................      8,125           974,036         168,415           198,102
                                                                   -------        ----------      ----------        ----------

 LEASE OBLIGATION-LONG TERM....................................         --                --              91                --
                                                                   -------        ----------      ----------        ----------
      TOTAL LIABILITIES........................................      8,125           974,036         168,506           198,102
                                                                   -------        ----------      ----------        ----------

 COMMON STOCK..................................................     67,259         8,062,325       8,062,325         8,060,325
 ADDITIONAL PAID-IN CAPITAL....................................     56,195         6,736,094       6,736,095         6,734,094
 RETAINED EARNINGS, SINCE OCTOBER 1, 2001......................     13,453         1,612,589       1,714,946         1,922,381
                                                                   -------        ----------      ----------        ----------
      TOTAL SHAREHOLDERS' EQUITY...............................    136,907        16,411,008      16,513,366        16,716,800
                                                                   -------        ----------      ----------        ----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............    145,032        17,385,044      16,677,872        16,914,902
                                                                   =======        ==========      ==========        ==========

[CRAYFISH LOGO]
                               CRAYFISH CO., LTD.
                    UNAUDITED CONDENSED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                   THREE MONTHS ENDED JUNE 30,
                                                                             -----------------------------------------
                                                                                      2003                      2002
                                                                             -------------------------        --------
                                                                                 US$            JPY             JPY
                                                                             ----------       --------        --------
                                                                               (NOTE 3)
REVENUE FROM THIRD PARTIES ............................................          2,788         334,197         635,839
REVENUE FROM RELATED PARTIES ..........................................            570          68,355              --
COST OF REVENUE .......................................................          1,224         146,761         138,228
                                                                                 -----         -------         -------
GROSS PROFIT ..........................................................          2,134         255,791         497,611
                                                                                 -----         -------         -------
OPERATING EXPENSES:
   SELLING, GENERAL AND ADMINISTRATIVE EXPENSE ........................            983         117,821         198,143
   RESEARCH AND DEVELOPMENT ...........................................             --              --          12,064
     (GAIN) LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT, NET ...........            (12)         (1,390)             --
    EXPENSES RELATED TO LITIGATION ....................................             37           4,423           1,406
    EXPENSES RELATED TO BUSINESS RESTRUCTURE ..........................             --              --              --
                                                                                 -----         -------         -------
       TOTAL OPERATING EXPENSES .......................................          1,007         120,854         211,613
                                                                                 -----         -------         -------
(LOSS) INCOME FROM OPERATIONS .........................................          1,127         134,937         285,998

OTHER INCOME (EXPENSE) :
    INTEREST INCOME, NET ..............................................              0              51             780
    FOREIGN EXCHANGE (LOSS) GAIN, NET .................................              0              43              --
    GAIN ON SALE OF LONG-TERM INVESTMENTS .............................             --              --          (1,519)
    GAIN ON SALE OF INVESTMENT IN AN AFFILIATE ........................             --              --              --
    PROVISION FOR LITIGATION SETTLEMENT ...............................         (6,524)       (782,081)             --
    OTHER, NET ........................................................             44           5,151          (5,848)
                                                                                 -----         -------         -------
INCOME BEFORE PROVISIONS FOR INCOME TAXES .............................         (5,354)       (641,899)        279,411
PROVISIONS FOR INCOME TAXES ...........................................              3             303             950
                                                                                 -----         -------         -------
NET (LOSS) INCOME .....................................................         (5,357)       (642,202)        278,461
                                                                                ======        ========         =======

                                                                                  US$           JPY             JPY
                                                                                ------         ---------      ---------
NET INCOME PER SHARE-BASIC ............................................        (521.77)       (62,544.02)     27,148.39
                     -DILUTED .........................................             --                --      27,135.16

SHARES USED IN PER SHARE CALCULATION-BASIC ............................         10,268            10,268         10,257
                                    -DILUTED ..........................             --                --         10,262


                                                                                      NINE MONTHS ENDED JUNE 30,
                                                                                ----------------------------------------
                                                                                        2003                      2002
                                                                                -----------------------         --------
                                                                                 US$               JPY             JPY
                                                                                -------       ---------         --------
                                                                                (NOTE 3)
REVENUE FROM THIRD PARTIES .........................................            9,409         1,127,804         2,402,382
REVENUE FROM RELATED PARTIES .......................................            1,466           175,674              --
COST OF REVENUE ....................................................            3,725           446,463           480,168
                                                                                -----           -------           -------
GROSS PROFIT .......................................................            7,150           857,015         1,922,214
                                                                                -----           -------           -------
OPERATING EXPENSES:
   SELLING, GENERAL AND ADMINISTRATIVE EXPENSE .....................            2,928           350,984           630,787
   RESEARCH AND DEVELOPMENT ........................................                4               500            43,628
     (GAIN) LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT, NET ........              180            21,525            58,948
    EXPENSES RELATED TO LITIGATION .................................              140            16,795            11,006
    EXPENSES RELATED TO BUSINESS RESTRUCTURE .......................               --                --            82,817
                                                                                -----           -------           -------
       TOTAL OPERATING EXPENSES ....................................            3,252           389,804           827,186
                                                                                -----           -------           -------
(LOSS) INCOME FROM OPERATIONS ......................................            3,898           467,211         1,095,028

OTHER INCOME (EXPENSE) :
    INTEREST INCOME, NET ...........................................                2               288             2,448
    FOREIGN EXCHANGE (LOSS) GAIN, NET ..............................               --                --            (3,419)
    GAIN ON SALE OF LONG-TERM INVESTMENTS ..........................               --                --             9,975
    GAIN ON SALE OF INVESTMENT IN AN AFFILIATE .....................               --                --            32,646
    PROVISION FOR LITIGATION SETTLEMENT ............................           (6,524)         (782,081)               --
    OTHER, NET .....................................................               48             5,698            (3,518)
                                                                                -----           -------           -------
INCOME BEFORE PROVISIONS FOR INCOME TAXES ..........................           (2,576)         (308,884)        1,133,160
PROVISIONS FOR INCOME TAXES ........................................                8               908             2,850
                                                                                -----           -------           -------
NET (LOSS) INCOME ..................................................           (2,584)         (309,792)        1,130,310
                                                                               ======          ========         =========



                                                                                 US$             JPY               JPY
                                                                              --------       ----------        ----------
NET INCOME PER SHARE-BASIC .........................................          (251.84)       (30,188.27)       110,241.88
                    -DILUTED .......................................               --                --        110,134.46

SHARES USED IN PER SHARE CALCULATION-BASIC .........................           10,262            10,262            10,253
                                    -DILUTED .......................               --                --            10,263

[CRAYFISH LOGO]

                               CRAYFISH CO., LTD.
                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   FOR THE NINE MONTHS ENDED JUNE 30,
                                                               -----------------------------------------
                                                                         2003                    2002
                                                               ------------------------       ----------
                                                                  US$           JPY              JPY
                                                               --------      ----------       ----------
                                                               (NOTE 3)
CASH FLOWS FROM OPERATING ACTIVITIES:
NET (LOSS) INCOME .......................................       (2,584)        (309,792)       1,130,310
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED
 BY OPERATING ACTIVITIES:
  DEPRECIATION AND AMORTIZATION .........................          308           36,915           82,739
  LOSS ON SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT ...          180           21,525           58,948
  ALLOWANCE FOR DOUBTFUL ACCOUNTS .......................            7              905           (4,635)
  GAIN ON SALE OF LONG-TERM INVESTMENTS .................           --               --           (9,975)
  GAIN ON SALE OF INVESTMENT IN AN AFFILIATE ............           --               --          (32,646)
  CHANGES IN OPERATING ASSETS AND LIABILITIES:
    ACCOUNTS RECEIVABLE .................................         (416)         (49,924)           4,827
    PREPAID EXPENSES AND OTHER CURRENT ASSETS ...........          131           15,703          311,747
    OTHER ASSETS ........................................           --               --           25,768
    ACCOUNTS PAYABLE ....................................          622           74,567         (128,666)
    CONSUMPTION TAX PAYABLE .............................         (741)         (88,819)              --
    DEFERRED INITIAL CONTRACT FEES ......................          (29)          (3,431)          (4,825)
    ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES ...           97           11,648           69,243
                                                               -------       ----------       ----------
      NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES       (2,425)        (290,703)       1,502,835
                                                               -------       ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
PROCEEDS FROM SALE OF INVESTMENT IN AN AFFILIATE ........           --               --          203,245
PROCEEDS FROM SALE OF PROPERTY AND EQUIPMENT ............          796           95,420            1,050
ACQUISITION OF INVESTMENT IN SECURITY ...................           --               --          (33,172)
ACQUISITION OF PROPERTY AND EQUIPMENT ...................          (20)          (2,432)              (1)
DEPOSITS RETURNED .......................................          226           27,092           26,096
                                                               -------       ----------       ----------
      NET CASH PROVIDED BY INVESTING ACTIVITIES .........        1,002          120,080          197,218
                                                               -------       ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
PRINCIPAL PAYMENTS ON CAPITAL LEASES ....................           (1)            (112)            (103)
PROCEEDS FROM EXERCISE OF STOCK OPTIONS .................           33            4,000            2,250
CHANGE IN RESTRICTED CASH ...............................           --               --          (15,000)
                                                               -------       ----------       ----------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           32            3,888          (12,853)
                                                               -------       ----------       ----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ....       (1,391)        (166,735)       1,687,200
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ........      136,916       16,412,076       14,429,199
                                                               -------       ----------       ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ..............      135,525       16,245,341       16,116,399
                                                               =======       ==========       ==========

SUPPLEMENTAL CASH FLOWS INFORMATION:                             US$             JPY              JPY
                                                               -------       ----------       ----------
  CASH PAID FOR:
    INCOME TAXES ........................................           31            3,653              531
    INTEREST ............................................            0                9               17

                        NOTES TO THE FINANCIAL STATEMENTS


1.   BUSINESS ORGANIZATION AND RESTRUCTURING

NATURE OF OPERATIONS

Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services ("Deskwing") to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see "Risk of business concentration" in Note 2).

DISCONTINUED OPERATIONS AND BUSINESS RESTRUCTURING

At the June 20, 2001 special shareholders' meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.
     All restructuring activities under the Plan were completed and all liabilities and costs incurred under the Plan were settled by September 30, 2001 and, accordingly, shareholders at the regular shareholders' meeting held on December 20, 2001 approved, pursuant to the Commercial Code of Japan (the "Code"), elimination of the accumulated deficit of JPY12,071,756 thousand as of September 30, 2001, as recorded in the statutory book of accounts, transferring JPY12,071,576 thousand of additional paid-in capital ("APIC") and JPY180 thousand of legal reserve. As a result, the entire accumulated deficit as of October 1, 2001 recorded in the statutory book kept under accounting principles generally accepted ("GAAP") in Japan ("Japan GAAP") was eliminated. As a result of differences between U.S. GAAP and Japan GAAP, the accumulated deficit under U.S. GAAP as of September 30, 2001 was JPY584,637 thousand less than that based on Japan GAAP, mainly due to the accounting for stock issuance costs. Stock issuance costs are deducted from APIC under U.S. GAAP whereas they are expensed as incurred under Japan GAAP. Therefore, the transfer of APIC and legal reserve to the accumulated deficit account resulted in retained earnings of JPY584,637 thousand which will be carried forward under U. S. GAAP.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company maintains its records and prepares its financial statements in accordance with Japan GAAP. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory accounts.
      Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of income.

FINANCIAL INSTRUMENTS

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits, and money management funds invested in bonds, are recorded at cost, which approximates market value.
      The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.

DERIVATIVE FINANCIAL INSTRUMENTS

Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133. In accordance with SFAS No 133, derivative instruments are measured at their fair value on the balance sheet, and changes in the value of derivative financial instruments are recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. Derivative financial instruments are, when necessary, utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company does not hold derivative financial instruments for trading purposes.
      The Company has not entered into any derivative contracts since August 2000 and at June 30, 2002 and 2003, the Company had no outstanding derivative contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" requires disclosures of the fair value of financial instruments, including both assets and liabilities recognized and not recognized in the Company's balance sheet. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgments is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

LONG-LIVED ASSETS

Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.

RISKS AND UNCERTAINTIES

Business Concentration:

As discussed above in "Nature of Operations" in Note 1, the Company previously had three main businesses generating revenue and, currently, the Company concentrates its resources only on its Deskwing hosting service.

Cash Concentration:

At June 30, 2003, the Company maintains JPY16,445 million ($137,193 thousand) in banks including a JPY200 million ($1,668 thousand) time deposit with a maturity of greater than three months, which represented 94.6% of total assets of the Company. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to JPY10 million and its related unpaid interest, for time deposits starting from April 1 2002 and for savings and checking accounts starting from April 1, 2005, which was originally announced to be effective April 1, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.

REVENUE RECOGNITION

The Deskwing hosting service is provided based on one-year contractual rates per
customer domain name for the first-time customer.    At the end of the first
year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled. The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 17 months.
     The Company performs on-going credit evaluations of its customers' creditworthiness and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.

STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, "Accounting for Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with APB No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

ADVERTISING AND PROMOTIONAL COSTS

The Company expenses advertising and promotional costs as they are incurred.

COMPUTATION OF EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No.128, "Earnings Per Share". Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of the shares issuable under the Company's incentive plans when the Company earned net earnings. When the Company incurs net losses, options and warrants are not included in the computation of diluted earnings per share, as such options and warrants would be considered antidilutive. The effect of the assumed exercise of options and warrants that would have potentially diluted basic loss per share for the three months and the six months ended June 30, 2003 were one share and three shares, respectively.

COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company has had no amounts categorized as other comprehensive income since its inception.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior third quarter amounts in the financial statements have been reclassified to confirm with the current third quarter presentation. These reclassifications had no effect on reported earnings.

3.   U.S. DOLLAR AMOUNTS

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at June 30, 2003, which was JPY 119.87 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.   LITIGATION

On September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against the following parties; the Company, its CEO at the time of its public offering in the United States of America, who has already retired from the Company, its underwriters and its major shareholder. The amended consolidated complaint alleges that the Company and the other defendants violated U.S. Securities Laws during the course of its March 8, 2000, public offering of American Depositary Shares.
     The Company had been negotiating with the plaintiffs and all parties have recently signed a

Memorandum of Understanding regarding the class actions, which provides for settlement and discontinuance of the class actions, subject to hearing and approval of the Court. In accordance with the memorandum, total cash amount to be paid to the plaintiffs by the Company, the CEO and the major shareholder to settle all pending class actions is US$9,000,000. Out of US$9,000,000, US$6,625,000 (JPY782,081 thousand) is to be paid by the Company, and has since been deposited in an escrow account pending court approval of the settlement. The Company recorded this amount as an expense in the third quarter ended June 30, 2003.

5.  SUBSEQUENT EVENT:  CAPITAL REDUCTION WITH CASH DISTRIBUTION

The shareholders, at an extraordinary shareholders' meeting held on July 31, 2003, approved a distribution of cash to the Company' shareholders in connection with reduction of common stock and additional paid-in capital pursuant to Japanese Commercial Code. In the light of factors including present conditions; the size of its business at present or anticipated future, margin of safety and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution is JPY 14,375,200 thousand ($119,923 thousand) and the reduction of capital is effective on September 9, 2003. Amount to be reduced in common stock and additional paid-in capital are JPY7,495,640 thousand ($62,531 thousand) and JPY6,879,560 thousand ($57,392 thousand), respectively.

                              [ENGLISH TRANSLATION]

[Note: This document is an English translation of the "Notification of Reduction of Paid-in Capital," inserted into official gazette of Japan pursuant to Japanese Commercial Code.)

                  NOTIFICATION OF REDUCTION OF PAID-IN CAPITAL

                                                                  August 8, 2003

At the Extraordinary General Meeting of Shareholders held on July 31, 2003, the Company resolved to reduce its paid-in capital of JPY 8,062,325,000 by JPY 7,495,640,000. Any objections to this resolution must be submitted to the Company within one month from the date of this notification announced through the official gazette.

1. The amount to be distributed from the Company's paid-in capital: JPY 7,495,640,000.

The Company's balance sheet as of September 30, 2002 pursuant to Japanese Commercial Code is announced as follows:

Method of the announcement: the Company's website
Address: http://www.crayfish.co.jp/jpn/index.html



                          Sincerely Yours,

                          49-7, Minami Ikebukuro
                          2-chome, Toshima-ku, Tokyo
                          Crayfish Co., Ltd.
                          President and Representative Director Kazuhiko Muraki

                              [ENGLISH TRANSLATION]

[Note: This document is an English translation of the "Notification of Reduction of Additional Paid-in Capital," inserted into official gazette of Japan pursuant to Japanese Commercial Code.]

             NOTIFICATION OF REDUCTION OF ADDITIONAL PAID-IN CAPITAL

                                                                  August 8, 2003

At the Extraordinary General Meeting of Shareholders held on July 31, 2003, the Company resolved (i) to reduce its additional paid-in capital of JPY 7,344,661,736 by JPY 5,134,000,000, and (ii) to further reduce its additional paid-in capital by JPY 1,745,560,000. Any objections to this resolution must be submitted to the Company within one month from the date of this notification announced through the official gazette.

1. The amount to be distributed from its additional paid-in capital: (i) JPY 5,134,000,000, and (ii) JPY 1,745,560,000.

The Company's balance sheet as of September 30, 2002 pursuant to Japanese Commercial Code is announced as follows:

Method of the announcement: the Company's website
Address: http://www.crayfish.co.jp/jpn/index.html



            Sincerely Yours,

            49-7, Minami Ikebukuro
            2-chome, Toshima-ku, Tokyo
            Crayfish Co., Ltd.
            President and Representative Director Kazuhiko Muraki

                                                                    NEWS RELEASE


[CRAYFISH LOGO]



SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                                                                  August 8, 2003


                              [English Translation]

[Note: This English translation of the "Result of Business Operations for Nine Months Ended June 30, 2003 of the Fiscal Year Ending September 30, 2003" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]


               RESULT OF BUSINESS OPERATIONS FOR NINE MONTHS ENDED JUNE 30, 2003 OF THE FISCAL YEAR ENDING SEPTEMBER 30, 2003

                                                Company Name: Crayfish Co., Ltd.
                                                                 (MOTHERS: 4747)
                                                                  (NASDAQ: CRFH)
                          Representative Director and President: Kazuhiko Muraki Corporate Headquarters: 9F, Ikebukuro Park Bldg., 2-49-7 Minami-Ikebukuro,
                                                Toshima-ku, Tokyo 171-0014 Japan
       Contact Director: Director and Chief Financial Officer, Fumio Komatsubara
                                                             Tel: 81-3-5954-7555


1.   Financial Results
     (1)  Financial Results for nine months ended June 30, 2003 (October 1, 2002
          - June 30, 2003)

                                                        (Amounts less than million yen are omitted)
---------------------------------------------------------------------------------------------------
                             Nine months ended     Nine months ended
                               June 30, 2002         June 30, 2003       Ratio       Annual FY2002
---------------------------------------------------------------------------------------------------
                              Millions of yen       Millions of yen        %        Millions of yen
        Net sales                   2,397                1,300           (45.8)          2,939
---------------------------------------------------------------------------------------------------
    Operating income                1,264                  503           (60.2)          1,505
---------------------------------------------------------------------------------------------------
     Ordinary income                1,233                  495           (59.8)          1,445
---------------------------------------------------------------------------------------------------
       Net Income                   1,128                 (316)             --           1,337
===================================================================================================
      Total Assets                 16,694               17,402             4.2          16,934
---------------------------------------------------------------------------------------------------
Total Shareholders' Equity         16,531               16,428            (0.6)         16,740
---------------------------------------------------------------------------------------------------

(Note) Financial results for nine months ended June 30, 2002 and 2003 are reviewed by certified public accountants pursuant to Tokyo Stock Exchange's "Regulation of Standards Concerning Disclosures of Issuer's Information of its Listed Shares: Standards for Expression of Opinion on Quarterly Financial Statements."

(2)  Segment Information

---------------------------------------------------------------------------------------------------------
                                 Nine months ended     Nine months ended
                                   June 30, 2002         June 30, 2003        Ratio      Annual FY 2002
                               --------------------  --------------------            --------------------
                                  Amount      Ratio     Amount      Ratio                Amount    Ratio
---------------------------------------------------------------------------------------------------------
                               Millions of      %    Millions of      %         %    Millions of      %
                                       yen                   yen                             yen
           Hosting                   2,391     99.7        1,127     86.7     (52.8)       2,935    99.9
---------------------------------------------------------------------------------------------------------
           Software                     --       --          135     10.5        --           --      --
---------------------------------------------------------------------------------------------------------
  Internet Advertising Space            --       --           31      2.4        --           --      --
---------------------------------------------------------------------------------------------------------
            Others                       5      0.3            5      0.4       0.0            3     0.1
---------------------------------------------------------------------------------------------------------
            Total                    2,397    100.0        1,300    100.0     (45.8)       2,939   100.0
---------------------------------------------------------------------------------------------------------

     (Note) System development is included in Others from the current fiscal year ending September 30, 2003.

(3) Earnings Projections for the fiscal year ending September 30, 2003 (October 1, 2002 - September 30, 2003)

----------------------------------------------------------------------------------------------------------
                                                  Net sales           Ordinary income    Net income (loss)
----------------------------------------------------------------------------------------------------------
                                                   Millions of yen     Millions of yen    Millions of yen
       Annual FY 2003                                   1,700                580               (240)
----------------------------------------------------------------------------------------------------------

     (Reference) Projected net loss per share for FY 2003      - 23,384.97 yen

     (Note) Earnings projection is based upon information currently available to us. Earnings projection involves a number of risks and uncertainties and our actual results could materially differ materially from earnings projection discussed in this result of business operations. Investors should not make investment decision relied upon the earnings projection.

2.   Business Overview (October 1, 2002 - June 30, 2003)
Overview of business result
     While the Japanese government has continued to implement economic recovery plans, Japan's economic performance has been lackluster, job markets have contracted and nominal gross domestic product have fallen even though stock markets shows the signs of bottoming out.

     While Crayfish and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and Optical Fiber, competition in the hosting industry has remained fierce.

     Under the circumstances, the Company aims at stabilizing and increasing revenue from DESKWING and from new businesses, respectively. Since November 2002 the Company has offered a new enhanced DESKWING service that provides several pricing and service options, and a new discount pricing plan. The number of DESKWING subscriber cancellations in end May and June 2003 were 3.16% and 2.25%, respectively. The Company intends to stabilize revenue from DESKWING by enhancing customer satisfactions and moderating DESKWING cancellations continually.

     The Company began designing and selling software in February 2003 and selling the Internet advertising space in March 2003. The Company attempts to market software and the Internet advertising space to small and medium sized enterprises by receiving sales support from Hikari Tsushin, Inc.'s affiliates.

     The Company recently announced a notice regarding settlement of U.S. Class Action and distribution of special dividend in connection with capital reduction. As announced in the press release on June 7, 2003, on the morning of June 7, 2003, the Company received a copy of a memorandum of understanding regarding the U.S. class actions, singed by all parties to litigation, from its litigation counsel. The defendants in the class actions, Crayfish, Hikari Tsushin, and Isao Matsushima, the Company's CEO at the time of the Company's public offering, reached a settlement agreement with the plaintiffs to settle all pending class actions for US$9,000,000. Out of US$9,000,000, US$6,625,000 is to be paid by the Company and the Company recorded this amount as an expense.

     Regarding the distribution of special dividend in connection with capital reduction, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business in the light of factors including present conditions; the size of its business at present or anticipated future, margin of safety and operational efficiency as announced in the press release on June 20, 2003. Therefore, at the directors' meeting subject to approval of an extraordinary shareholders' meeting scheduled on July 31, 2003, the Company proposed distribution of special dividend in connection with reduction of paid-in capital and additional paid-in capital (Total 14,375 million yen) pursuant to Japanese Commercial Code to the extent that the amount of distribution does not impact its ability to continue its businesses. (The Company's proposal was approved at the extraordinary shareholders' meeting held on July 31, 2003. Please see "Significant subsequent events" appearing on page [15] for detail.)

     Although new businesses help to increase revenue, revenue in the nine month ended June 30, 2003 ("current period") declined to JPY1,300 million yen, down 45.8% from JPY2,397 million in the nine month ended June 30, 2002 ("past period") due to a decline in the number of subscribers. Cost of sales was JPY446 million in current period, down 6.0% from JPY474 million in past period. However, cost to sales ratio in current period was 34.3%, comparing 19.8% in past period. The ratio was increased due to costs related to sales of software and the Internet advertising space. Due to the aforementioned factors, gross profit was JPY853 million, down 55.6% from JPY1,922 million.

     Selling, general and administrative ("SG&A") expenses was JPY350 million in current period, down 46.8% from JPY658 million in past period. The decrease in SG&A reflected reduction in personnel expenses in connection with outsourcing, in research and development expense, and in depreciation in connection with sale of assets. Because revenue from new businesses and reduction in SG&A expenses were not large enough to offset a decline in revenue from DESKWING, operating income in current period was JPY503 million, down 60.2% from JPY1,264 million in past period.

     Ordinary income was JPY495 in current period, down 59.8% from JPY1,233 million in past period. In addition, net loss in current period was JPY316 million due to allowance for settlement (JPY 782 million) accounted as special loss.

     Net cash used in operating activity in current period was JPY291 million due to recording net loss. Net cash provided by investing activities in current period was JPY121 million due to proceeds from the sales of property and equipment. Net cash provided by financing activities in current period was JPY4 million due to the exercise of stock options. As a results, the balance of cash and cash equivalents at the end of current period was JPY16,245 million, decreasing by JPY166 million from the beginning of the current period.

3.   Business outlook for FY2003 (October 1, 2002 to September 30, 2003)
     The Company will continue to aim at providing various IT products and services to address the needs of small and medium sized enterprises in Japan. The Company also aims to develop marketing channels by working with its affiliates.

     The Company will continue to aim to stabilize profit by declining cancellation rate by enhancing customer satisfaction in server business including DESKWING. The Company will continue to expand software business by identifying needs in the market and promoting sales through sales agencies. For the Internet advertising space business, the Company will aim to expand profit by increasing the number of partners, providing the Internet advertising spaces.

     By the above strategy, the Company forecasts JPY 1,700 million of total revenue, JPY 580 million of ordinary income, and JPY 240 million of net loss for the fiscal year ending September 30, 2003 in accordance with Japan GAAP.

          (Note) Earnings projection is based upon information currently available to us. Earnings projection involves a number of risks and uncertainties and our actual results could differ materially from earnings projection discussed in this result of business operations. Investors should not make investment decision relied upon the earnings projection.

4.   Financial Statements

     (1)  Balance Sheets

                                                                                                   (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                        Periods      As of June 30, 2003        As of June 30, 2002      As of September 30, 2002
                                                     ------------------------------------------------------------------------------
  Accounts                                             Amounts        Ratio       Amounts        Ratio        Amounts        Ratio
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          %                          %                           %
        (Assets)
I       Current assets
      1. Cash on hand and in Banks           N2         16,244,547                 16,130,612                 16,411,288
      2. Accounts receivable-trade                          94,258                     32,748                     22,898
      3. Securities                                        200,794                    200,785                    200,787
      4. Inventories                                            31                         30                         43
      5. Accounts receivable-others                          5,688                     17,810                     62,081
      6. Short-term loans                                       --                        414                         --
      7. Deposits paid for litigation
          settlement                         N3            782,081                         --                         --
      8. Other currents assets               N4             40,011                     53,332                     22,208
      9. Allowance for doubtful accounts                   (9,469)                     (2,225)                   (10,028)
                                                     ------------               -------------            ---------------
         Total current assets                          17,357,942      99.7        16,433,509     98.4        16,709,279      98.7

II      Fixed assets
      1. Property and equipment              N1            32,034                     211,057                    176,819
      2. Intangible fixed assets                            9,894                      20,122                     18,894
      3. Investments and others
        (1) Investment securities and
             others                                       262,940                     283,541                    290,226
        (2) Allowance for doubtful
             accounts                                    (260,650)                   (254,000)                  (260,844)
                                                     ------------               -------------            ---------------
         Total investments and others                       2,290                      29,541                     29,382
                                                     ------------               -------------            ---------------
         Total fixed assets                                44,218       0.3           260,721      1.6           225,096       1.3
                                                     ------------               -------------            ---------------
         Total assets                                  17,402,160     100.0        16,694,230    100.0        16,934,376     100.0
                                                     ============               =============            ===============
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                        Periods      As of June 30, 2003        As of June 30, 2002      As of September 30, 2002
                                                     ------------------------------------------------------------------------------
  Accounts                                             Amounts       Ratio        Amounts        Ratio        Amounts        Ratio
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         %                           %                           %
              (Liabilities)
I      Current liabilities
      1. Accounts payable-trade                           119,789                      13,063                     48,925
      2. Accounts payable-other                            37,934                      39,603                     34,345
      3. Income taxes payable                                 894                           0                      3,653
      4. Allowance for settlement                         782,081                          --                         --
      5. Allowance for accrued
          bonus                                             4,109                          --                      7,014
      6. Others                              N4            28,454                     110,095                     99,522
                                                     ------------               -------------            ---------------
         Total current liabilities                        973,264      5.6            162,763      1.0           193,460       1.1
                                                     ------------               -------------            ---------------
         Total liabilities                                973,264      5.6            162,763      1.0           193,460       1.1
                                                     ============               =============            ===============

         (Shareholders' Equity)
I        Common stock                                          --       --          8,060,325     48.3         8,060,325      47.6
II       Additional paid-in
          capital                                              --       --          7,342,661     44.0         7,342,661      43.4
III      Other surplus                                         --
         Retained earning                                      --                   1,128,480                  1,337,929
                                                     ------------               -------------            ---------------
         Total other surplus                                   --       --          1,128,480      6.7         1,337,929       7.9
                                                     ------------               -------------
         Total Shareholders' equity                            --       --         16,531,467     99.0        16,740,916      98.9
                                                     ------------               -------------            ---------------

I       Common stock                                    8,062,325     46.3                 --       --                --        --
II      Capital surplus
        Additional paid-in capital                      7,344,661                          --
                                                     ------------               -------------            ---------------
        Total Capital surplus                           7,344,661     42.2                 --       --                --        --
III     Earning surplus
        Retained earning                                1,021,909                          --                         --
                                                     ------------               -------------            ---------------
        Total earning surplus                           1,021,909      5.9                 --       --                --        --
                                                     ------------               -------------            ---------------
        Total shareholders' equity                     16,428,896     94.4                 --       --                --        --
                                                     ------------               -------------            ---------------
        Total liabilities and
         shareholders' equity                          17,402,160    100.0         16,694,230    100.0        16,934,376     100.0
                                                     ============               =============            ===============
-----------------------------------------------------------------------------------------------------------------------------------

(2)  Statements of Operations

                                                                                                     (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------
                                 Periods       Nine months ended        Nine months ended                FY2002
                                                 June 30, 2003            June 30, 2002

                                               From Oct 1, 2002          From Oct 1, 2001           From Oct 1, 2001
    Accounts                                   To June 30, 2003          To June 30, 2002            To Sep 30, 2002
                                           ----------------------------------------------------------------------------
                                            Amounts        Ratio       Amounts        Ratio       Amounts       Ratio
-----------------------------------------------------------------------------------------------------------------------
                                                                 %                          %                         %
I        Net Sales                              1,300,047    100.0        2,397,556     100.0       2,939,808     100.0
II       Cost of Sales                            446,462     34.3          474,893      19.8         630,264      21.4
                                           --------------             -------------               -----------
         Gross profit                             853,584     65.7        1,922,662      80.2       2,309,544      78.6
III      Selling, general and
          administrative expense      N1          350,035     27.0          658,159      27.5         803,594      27.4
                                           --------------             -------------               -----------
         Operating income                         503,549     38.7        1,264,503      52.7       1,505,949      51.2
IV       Non-operating income         N2           13,948      1.1            3,483       0.2           3,088       0.1
V        Non-operating expense      N1,3           21,917      1.7           34,330       1.4          63,192       2.1
                                           --------------             -------------               -----------
         Ordinary income                          495,581     38.1        1,233,657      51.5       1,445,845      49.2
VI       Special gains                N4           26,658      2.1          100,790       4.2          85,607       2.9
VII      Special losses               N5          837,352     64.4          203,116       8.5         189,724       6.5
                                           --------------             -------------               -----------
         Income before income
          taxes                                  (315,112)   (24.2)       1,131,330      47.2       1,341,729      45.6
         Corporate, inhabitants
          and enterprise taxes                        907      0.1            2,850       0.1           3,800       0.1
                                           --------------             -------------               -----------
         Net income                              (316,020)   (24.3)       1,128,480      47.1       1,337,929      45.5
         Retained earnings at
          beginning of the period               1,337,929                        --                        --
                                           --------------             -------------               -----------
         Retained earnings                      1,021,909                 1,128,480                 1,337,929
                                           ==============             =============               ===========
-----------------------------------------------------------------------------------------------------------------------

(3)  Statements of cash flows

                                                                                                      (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                       Nine months ended          Nine months ended          FY2002
                                                         June 30, 2003              June 30, 2002
                Accounts                               From Oct 1, 2002            From Oct 1, 2001         From Oct 1, 2001
                                                       To June 30, 2003            To June 30, 2002          To Sep 30, 2002
                                                    ------------------------------------------------------------------------
                                                             Amounts                     Amounts                  Amounts
----------------------------------------------------------------------------------------------------------------------------
I    Cash flows from operating activities
      1.  Income before income taxes                           (315,112)                1,131,330               1,341,729
      2.  Depreciation and amortization                          24,011                    89,997                 120,025
      3.  Amortization for security deposit                         997                       317                     476
      4.  Increase (decrease) in allowance
           for doubtful accounts                                   (752)                   (4,635)                 10,012
      5.  Increase (decrease) in allowance
           for bonus                                             (2,904)                  (19,804)                  7,014
      6.  Allowance for settlement                              782,081                        --                      --
      7.  Interests                                                (288)                   (2,464)                 (2,688)
      8.  Gain on sales of investment
           securities                                                --                    (9,975)                 (9,975)
      9.  Gain on retirement of investment
           securities                                                --                   (74,676)                (74,676)
     10.  Loss on retirement of investment
           securities                                                --                    42,656                  42,656
     11.  Gain on sales of property and
           equipment                                            (14,017)                     (469)                   (956)
     12.  Loss on disposals of property and
           equipment                                             44,908                    76,251                 112,358
     13.  Decrease (increase) in accounts
           receivable-trade                                     (71,359)                    4,826                  14,676
     14.  Increase in deposit for litigation
           settlement                                          (782,081)                       --                      --
     15.  Decrease in other assets                               42,368                   364,569                 315,801
     16.  Increase (decrease) in accounts
           payable                                               70,864                    (3,313)                 32,547
     17.  Decrease in other liabilities                         (67,478)                  (38,141)                (71,005)
                                                    ------------------------------------------------------------------------
            Subtotal                                           (288,763)                1,556,469               1,837,997
     18.  Interests received                                        256                     1,366                   2,446
     19.  Income taxes paid                                      (3,270)                     (550)                   (530)
                                                    ------------------------------------------------------------------------
          Net cash (used in) provided by
           operating activities                                (291,777)                1,557,285               1,839,912

II   Cash flows from investing activities
      1.  Refunding of time deposit                            (200,000)                 (215,000)               (215,000)
      2.  Deposit in time deposit                               200,000                   200,000                 215,000
      3.  Purchase of securities                                     --                        (1)                     (1)
      4.  Proceeds from sales of securities                          --                   203,245                 203,245
      5.  Purchase of property and equipment                     (2,431)                  (33,171)                (36,681)
      6.  Proceeds from sales of property and
           equipment                                             97,379                     1,050                   2,609
      7.  Payment for other investments                          26,094                   (28,457)                (28,457)
                                                    ------------------------------------------------------------------------
          Net cash provided by investing
           activities                                           121,042                   127,664                 140,714

III  Cash flows from financing activities
      1.  Proceeds from issuance of new shares                    4,000                     2,250                   2,250
                                                    ------------------------------------------------------------------------
          Net cash provided by financing
           activities                                             4,000                     2,250                   2,250
                                                    ------------------------------------------------------------------------
    Net increase in cash and cash equivalents                  (166,734)                1,687,199               1,982,877
    Cash and cash equivalents at the
     beginning of the period                                 16,412,076                14,429,198              14,429,198
                                                    ------------------------------------------------------------------------
    Cash and cash equivalents at the end of
     the period                                              16,245,341                16,116,398              16,412,076
                                                    ========================================================================
----------------------------------------------------------------------------------------------------------------------------

Significant accounting policies

-------------------------------------------------------------------------------------------------------------------------------
              Periods     Nine months ended June 30, 2003    Nine months ended June 30, 2002              FY2002

                              From   Oct 1, 2002                   From   Oct 1, 2001               From   Oct 1, 2001
Items                         To     June 30, 2003                 To     June 30, 2002             To     Sept 30, 2002
-------------------------------------------------------------------------------------------------------------------------------
1. Basis and methods of   (1) Securities                     (1) Securities                    (1) Securities
   valuation of assets        Other securities                   Other securities                  Other securities
                              No market quotation                No market quotation               No market quotation
                                Cost method based on             Same as left                      Same as left
                                average method               (2) Inventory                     (2) Inventory
                          (2) Inventory                          1) Work in process                1) Work in process
                                                                    Cost method based on              Same as left
                              ----------------------                specific identification        2) Supplies
                                                                    method                            Same as left
                              Supplies                           2) Supplies
                                Last purchase method                Same as left
-------------------------------------------------------------------------------------------------------------------------------
2. Depreciation and       (1) Property and equipment:        (1) Property and equipment:       (1) Property and equipment:
   amortization of            Declining balance method           Same as left                      Same as left
   fixed assets                 The estimated useful
                                life and residual
                                value are based upon
                                the same criteria
                                stipulated in the
                                corporate income
                                tax law.

                          (2) Intangible fixed assets:       (2) Intangible fixed assets:      (2) Intangible fixed assets:
                              Software used for the              Same as left                      Same as left
                              Company's operation is
                              amortized by the
                              straight-line method
                              over the estimated
                              useful life of 5 years.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
3. Basis for calculation  (1) Allowance for doubtful         (1) Allowance for doubtful        (1) Allowance for doubtful
   of allowances              accounts                           accounts                          accounts
                              Allowance for doubtful             Same as left                      Same as left
                              accounts is provided
                              based on past experience
                              for normal receivables
                              and on an estimate of
                              the collectibility of
                              receivables and on an
                              estimate of the
                              collectibility of
                              receivables from
                              companies in financial
                              difficulty.
                          (2) Allowance for bonus            -------------------               (2) Allowance for bonus
                              Accrued bonus is provided                                            Accrued bonus is provided
                              for the payment of                                                   for the payment of
                              employees' bonus based                                               employees' bonus based
                              on estimated amounts of                                              on estimated amounts of
                              future payments                                                      future payments
                              attributed to the                                                    attributed to the
                              current period.                                                      current period.
                              (Additional information)                                             (Additional Information)
                              The bonus payment period                                             Due to the amendment of
                              has been amended in the                                              the regulation governing
                              current period. A a                                                  employee compensation,
                              result, the allowance                                                it was not possible to
                              for bonus has increased                                              determine the amount of
                              by JPY4,109 thousand.                                                unpaid bonus at the end
                              However, this is due to                                              of this period and as a
                              changes in the payment                                               result, the amount of
                              and allowance period,                                                unpaid bonus for the
                              and has no effect on                                                 current period has been
                              earnings.                                                            recorded. The amount of
                          (3) Allowance for settlement                                             unpaid bonus which is
                              The company has recorded the                                         included in the prior
                              amount it expects to pay for                                         period's amount of
                              settlement of the class action                                       unpaid expenses is
                              suit related to the Company's                                        JPY19,804 thousand.
                              US public listing on US
                              Nasdaq.
                              (additional information)
                              The plaintiffs in the above
                              action had sought damages,
                              costs and expenses of an
                              unspecified amount. The
                              settlement agreement with the
                              plaintiffs on June 6, 2003
                              permits the Company to
                              reasonably estimate the cost
                              to settle and bring to an end
                              the litigation, and
                              accordingly recorded a
                              settlement allowance amount
                              pursuant to the content of the
                              settlement agreement for the
                              current financial accounting
                              period.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
              Periods     Nine months ended June 30, 2003    Nine months ended June 30, 2002              FY 2002

                              From   Oct 1, 2002                   From   Oct 1, 2001               From   Oct 1, 2001
Items                         To     June 30, 2003                 To     June 30, 2002             To     Sept 30, 2002
-------------------------------------------------------------------------------------------------------------------------------
4. Cash and cash          Cash and cash equivalent in the
   equivalents in         statement of cash flows consist of         Same as left                       Same as left
   quarterly              cash on hand, bank deposit which
   statements of cash     can be withdrawn on demand and
   flow                   short-term investments which can
                          easily be converted to cash and
                          subject to little risk of change
                          in value, and with maturity
                          within three months after
                          acquisition of the securities.
-------------------------------------------------------------------------------------------------------------------------------
5. Others                 (1) Accounting for consumption     Accounting for consumption        Accounting for consumption
                              taxes                          taxes                             taxes
                              Consumption taxes are                  Same as left                       Same as left
                              excluded from transaction
                              amounts.
                          (2) Accounting for Treasury Stock
                              and reversal of Additional
                              Paid-in Capital and Legal
                              Reserve, etc. Since the
                              current period, the Company
                              has adopted "Accounting
                              Standard for Treasury Stock
                              and Reversal of Additional
                              Paid-in Capital and Legal
                              Reserve, etc" (Statement of
                              Accounting Board of Japan
                              No. 1 issued on Feb. 21,
                              2002). There is no effect on
                              gain and loss due to this
                              adoption.
                              The capital section of
                              quarterly balance sheets for
                              the current period are based
                              on the revision of interim
                              balance sheet rules.
                          (3) Accounting Standard for Net
                              Income per Share.
                              Since the current period, the
                              Company has adopted
                              "Accounting Standard for Net
                              Income per Share" (Statement
                              of Accounting Standard Board
                              of Japan No. 2, issued on
                              Sept. 25, 2002) and "The
                              Guidance for Implementation
                              of  the Accounting Standard
                              for Net Income per Share"
                              (The guidance for
                              implementation of statement
                              of Accounting Standard Board
                              of Japan No. 4, issued on Sept.
                              25, 2002). There is no effect
                              on per share information of
                              the current period and FY 2002
                              by the adoption of both rules.
-------------------------------------------------------------------------------------------------------------------------------

Notes to financial statements

(For balance sheets)                                                                                            (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------------
            As of June 30, 2003                       As of June 30, 2002                   As of September 30, 2002
----------------------------------------------------------------------------------------------------------------------------------
N1  Accumulated depreciation of property     N1  Accumulated depreciation of property     N1  Accumulated depreciation of property
    and equipment                                and equipment                                and equipment
                               JPY68,906                                   JPY208,376                                   JPY227,058
----------------------------------------------------------------------------------------------------------------------------------

                                             N2  Mortgaged assets
          ------------------                 A.  Mortgaged assets                                     ------------------
                                                 Cash and deposits         JPY 15,000
                                             B.  Details of the debt
                                                 JPY 15,000 has been mortgaged to
                                                 secure foreign currency contracts,
                                                 but as of June 30, 2003, the balance
                                                 of foreign currency contracts was
                                                 zero.
----------------------------------------------------------------------------------------------------------------------------------
N3
Deposits for litigation settlement of
JPY782,081 thousand reflect a deposit into
an escrow account in connection with the
settlement of the class action suit
related to the Company's Nasdaq listing.
----------------------------------------------------------------------------------------------------------------------------------
N4  Treatment of Consumption Tax             N3  Treatment of Consumption Tax
    After having been setoff, pre-paid           Same as left                                         ------------------
    consumption tax and pre-received
    consumption tax are indicated in
    "Other current assets"
----------------------------------------------------------------------------------------------------------------------------------

(For statements of operation)

                                                                                                   (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------
       Nine months ended June 30, 2003            Nine months ended June 30, 2002                     FY 2002
            From  Oct. 1, 2002                         From  Oct. 1, 2001                        From    Oct. 1, 2001
            To   June 30, 2003                         To   June 30, 2002                        To    Sept. 30, 2002
------------------------------------------------------------------------------------------------------------------------------
N1 Depreciation                              N1 Depreciation                            N1 Depreciation
     Property and equipment          20,658       Property and equipment        67,256       Property and equipment   115,113
     Intangible assets                3,352       Intangible assets              3,683       Intangible assets          4,911
------------------------------------------------------------------------------------------------------------------------------
N2 Major components of                       N2 Major components of                     N2 Major components of
    non-operating profit                         non-operating profit                       non-operating profit
     Commission income               10,323        Interest earned               2,370       Interest earned            2,592
                                                   Foreign exchange income         848
------------------------------------------------------------------------------------------------------------------------------
N3 Major components of                       N3 Major components of                     N3 Major components of
    non-operating expense                        non-operating expense                      non-operating expense
     Litigation expense              16,795       Litigation expense            11,005       Litigation expense        23,844
     Depreciation expense             4,630       Depreciation expense          19,057       Depreciation expense      27,109
------------------------------------------------------------------------------------------------------------------------------
N4 Major components of special               N4 Major components of special             N4 Major components of
    income                                       income                                     special income
      Proceed from sales of                     Proceed from sales of                        Proceed from sales
       fixed assets                  14,017      investment securities           9,975        of investment securities  9,975
      Proceed from recovery of                  Proceeds from                                Proceed from
       bad-debts                     11,007      retirement of                                retirement of
                                                 securities                     74,676        securities               74,676
------------------------------------------------------------------------------------------------------------------------------
N5 Major components of special               N5 Major components of                     N5 Major components of
    loss                                         special loss                               special loss
     Allowance for settlement       782,081       Loss on disposal of                        Loss on disposal of
     Loss on disposal of                           building                     42,585        fixed assets            112,358
      fixed assets                   44,908       Loss on disposal of                        Termination fee           28,632
                                                   equipment                    31,298       Loss on retirement of
                                                  Loss on retirement of                       securities               42,656
                                                   securities                   42,656
------------------------------------------------------------------------------------------------------------------------------


(For statements of cash flows)

                                                                                                      (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------
      Nine months ended June 30, 2003           Nine months ended June 30, 2002                     FY 2002
            From  Oct. 1, 2002                          From  Oct. 1, 2001                   From    Oct. 1, 2001
            To   June 30, 2003                          To   June 30, 2002                   To    Sept. 30, 2002
------------------------------------------------------------------------------------------------------------------------------
The following is the relation between       The following is the relation between    The following is the relation between
cash and cash equivalents at the end of     cash and cash equivalents at the end     cash and cash equivalents at the end
the current period and the items listed     of the past period and the items         of the year and the items listed in
in balance sheets:                          listed in balance sheets:                balance sheets:
     Cash on hand and                         Cash on hand and                         Cash on hand and
      in banks               16,244,547        in banks               16,130,612        in banks              16,411,288
     Time deposits                            Time deposits                            Time deposits
      with maturity                            with maturity                            with maturity
      more than                                more than                                more than
      3 months                 (200,000)       3 months                 (215,000)       3 months                (200,000)
     Securities                 200,794       Securities                 200,785       Securities                200,787
     ----------------------------------       ----------------------------------       ---------------------------------
     Cash and cash                            Cash and cash                            Cash and cash
      equivalents            16,245,341        equivalents            16,116,398        equivalents            16,412,076
     ==================================       ==================================       ==================================
------------------------------------------------------------------------------------------------------------------------------


(For lease transactions)

                                                                                                       (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------
      Nine months ended June 30, 2003            Nine months ended June 30, 2002                    FY 2002

            From  Oct. 1, 2002                         From  Oct. 1, 2001                     From   Oct. 1, 2001
            To   June 30, 2003                         To   June 30, 2002                     To   Sept. 30, 2002
------------------------------------------------------------------------------------------------------------------------------
There are no significant transactions to        Same as left                                  Same as left
be disclosed.
------------------------------------------------------------------------------------------------------------------------------

(For securities)

Carrying value of major securities whose fair value is not available

                                                                                                     (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                          FY 2002
                                            As of June 30, 2003         As of June 30, 2002         Amount accounted in
                                            Amount accounted in         Amount accounted in            Balance sheet
         Categories                            Balance sheet               Balance sheet          (As of September 30, 2002)
----------------------------------------------------------------------------------------------------------------------------
Other securities
   Free Financial Fund                               200,794                  200,785                     200,787
----------------------------------------------------------------------------------------------------------------------------


(For derivative transactions)

As of June 30, 2003

     The Company does not engage in derivative transactions and therefore this item is not applicable.

As of June 30, 2002

     The Company does not engage in derivative transactions and therefore this item is not applicable.

As of Sept. 30, 2002

     The Company does not engage in derivative transactions and therefore this item is not applicable.


(Income and Loss in equity method)

Nine months ended June 30, 2003 (From Oct. 1 2002 To June 30, 2003)

     Not applicable.

Nine months ended June 30, 2002 (From Oct. 1 2001 To June 30, 2002)

     Not applicable.

End of FY2002 (From Oct. 1 2001 To Sept. 30, 2002)

     Not applicable.

(Income per share information)

                                                                                                                   (Yen)
------------------------------------------------------------------------------------------------------------------------------
                                     Nine months ended June 30, 2003    Nine months ended June 30, 2002            FY 2002
                                           From  Oct. 1, 2002                From   Oct. 1, 2001            From  Oct. 1, 2001
                                           To   June 30, 2003                To   June 30, 2002             To  Sept. 30, 2002
------------------------------------------------------------------------------------------------------------------------------
Net assets per share                             1,600,009.35                   1,611,568.31                   1,632,623.01
Net (loss) income per share -
 basic                                             (30,795.19)                    110,063.49                     130,478.79
Net income per share - diluted                             --                     110,063.49                             --
                                   Accounting Standard for Net
                                   Income per Share.
                                   Since the current interim period,
                                   the Company has adopted "Accounting
                                   Standard for Net Income per Share"
                                   (Statement of Accounting Standard
                                   Board of Japan No. 2, issued on
                                   Sept. 25, 2002) and "The Guidance
                                   for Implementation of the
                                   Accounting Standard for Net Income
                                   per Share" (The guidance for
                                   implementation of statement of
                                   Accounting Standard Board of Japan
                                   No. 4, issued on Sept. 25, 2002).
                                   There is no effect on per share
                                   information of the current period
                                   and FY2002 by the adoption of both
                                   rules.
------------------------------------------------------------------------------------------------------------------------------

Note 1. Net income per share - diluted for FY2002 is not stated because there is no premium on issuing stock subscription rights and for current period is not stated because net loss was incurred.

Note 2. Net income per share - basic for nine months ended June 30, 2003 is calculated using the following base:

------------------------------------------------------------------------------------------------------------------------------
                                   Nine months ended June 30, 2003   Nine months ended June 30, 2002             FY 2002
                                         From Oct. 1, 2002               From  Oct. 1, 2001               From  Oct. 1, 2001
                                         To  June 30, 2003               To   June 30, 2002               To  Sept. 30, 2002
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) for Nine month
 ended June 30, 2003 (JPY
 million)                                                (316)                            --                            --
------------------------------------------------------------------------------------------------------------------------------
Amount not imputed to common
 shareholders (JPY million)                                --                             --                            --
------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common
 share for nine month ended June
 30, 2003 (JPY million)                                  (316)                            --                            --
------------------------------------------------------------------------------------------------------------------------------
Average number of shares                               10,262                             --                            --
------------------------------------------------------------------------------------------------------------------------------
                                   (Stock Option)
                                   Resolution at
                                   Extraordinary Shareholders'
                                   Meeting on May 31, 2000
Information of diluted shares,     Amounts Paid JPY 3 million
which is not included in           (unsecured bonds with
calculation of net income per      subscription rights)                                   --                            --
share - diluted for nine months    The 3rd unsecured bonds
ended June 30, 2003 due to no      (with stock warrants)
dilutive effect.                   Face amount: JPY1,687
                                   million
------------------------------------------------------------------------------------------------------------------------------

(Significant subsequent events)
Nine months ended June 30, 2003 (From Oct. 1 2002 To June 30, 2003)
     The Extraordinary Meeting of Shareholders' held on July 31, 2003 approved a distribution of cash to shareholders in connection with reduction of paid-in capital and additional paid-in capital pursuant to Japanese Commercial Code ("Reduction").
     In the light of factors including present conditions, size of business at present or in the anticipated future, margin of safety, and operational efficiency, the Company concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. Therefore, the Company decided to distribute cash in connection with Reduction.

     (1) Method to reduce common stock: Distribution of cash to shareholders without the retirement of shares
     (2)  Amount to be reduced from common stock: 7,495,640,000 yen
     (3)  Balance of common stock after reduction of capital: 566,685,000 yen
     (4) Method to reduce additional paid-in capital: Distribution of cash to shareholders reducing additional paid-in capital
     (5)  Amount to be reduced form additional paid-in capital: 6,879,560,000 yen
     (6)  Balance of additional paid-in capital after reduction of capital:
          465,101,736 yen
     (7)  Total amount of cash distributed to the shareholders: 14,375,200,000 yen
     (8)  Schedule of capital reduction:  The record date
                                          of refunds             August 18, 2003

                                          The due date of
                                          opposition by
                                          creditors            September 8, 2003

                                          Effective date       September 9, 2003


Nine months ended June 30, 2002 (From Oct. 1 2001 To June 30, 2002)
     Not applicable.


FY 2002 (From Oct. 1 2001 To Sept. 30 2002)
     Not applicable.


(2) Others
Litigation
     On September 8, 2000, the first of eleven related lawsuits was filed against the Company, its CEO at the time, Hikari Tsushin Inc., and the Company's underwriters, Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch & Co., in the United States District Court for the Southern District of New York. The lawsuits included allegations that during the course of its March 8, 2000 public offering of American Depositary Shares, the Company failed to disclose material facts about the decline in business of its principal shareholder and former business partner, Hikari Tsushin. The lawsuit included related allegations against the other defendants. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. The defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, the Company's CEO at the time of the Company's public offering, reached a memorandum of understanding with the plaintiffs to settle all pending class actions for US$9,000,000 on June 6, 2003 (U.S. Time). This settlement will not become final until approved by the court. The Company entered into this settlement agreement solely to avoid any further cost, burden or uncertainty from the class actions, and has not acknowledged any claims alleged by the plaintiffs. Out of US$9,000,000, US$6,625,000 would be paid by the Company.